SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2016

Commission File Number: 001-36581

Vascular Biogenics Ltd.

(Translation of registrant’s name into English)

6 Jonathan Netanyahu St.

Or Yehuda

Israel 6037604

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXPLANATORY NOTE

Attached hereto and incorporated by reference herein is the registrant’s press release issued on November 29, 2016, entitled “VBL Therapeutics Announces Overall Survival Data for VB-111 Monotherapy in Phase 2 Study for Recurrent Thyroid Cancer”. This Report of Foreign Private Issuer on Form 6-K shall be incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-207250), filed with the Securities and Exchange Commission (the “SEC”) on October 2, 2015, to the extent not superseded by information subsequently filed or furnished (to the extent the Company expressly states that it incorporates such furnished information by reference) by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VASCULAR BIOGENICS LTD.

Date: November 29, 2016	By:	/s/ Dror Harats
Name: Dror Harats
Title: Chief Executive Officer

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VBL Therapeutics Announces Overall Survival Data for VB-111 Monotherapy in Phase 2

Study for Recurrent Thyroid Cancer

•	The study met its primary endpoint, demonstrating disease stabilization and safety, along with a dose-response

•	Newly released data show evidence of an overall survival benefit for patients treated with therapeutic dose of VB-111

TEL AVIV, ISRAEL, November 29, 2016 — VBL Therapeutics (NASDAQ: VBLT), today announced top-line results from its exploratory Phase 2 study of VB-111 (ofranergene obadenovec) in patients with advanced, differentiated thyroid cancer. As previously announced, this trial met its primary endpoint, which was defined as 25% progression-free survival at 6 months (PFS-6), in heavily-pretreated patients with late-stage disease. A dose-dependent response was seen, with 35% of patients reaching PFS-6 in the therapeutic dose cohort, versus 25% in a low-dose cohort. Given this positive clinical response, the Company continued to follow patients for overall survival (OS) data, which was not a primary endpoint. Although the trial included a small number of patients and was not powered to show OS differences, the new data show a dose-response and evidence of an overall survival benefit in the cohort of patients treated with multiple therapeutic doses of VB-111, compared to patients who received a single low dose of VB-111 (mOS 761 days versus 469 days; p=0.096). Only one patient remained alive in the low-dose cohort, compared to a tail of about 50% in the high dose group.

“The appearance of dose-dependent superior overall survival provides encouragement, especially given that this trial enrolled patients with late-stage disease whose tumors were resistant to multiple lines of previous therapies,” said Keith C. Bible, MD, PhD, Professor of Oncology, Division of Medical Oncology, Department of Oncology, and Endocrine Malignancies Disease Oriented Group, Mayo Clinic Cancer Center, and Primary Investigator for this trial.

“This is the third indication in which we have seen profound clinical responses and evidence of an overall survival benefit with VB-111,” said Dror Harats, MD, Chief Executive Officer of VBL Therapeutics. “Following our Phase 2 OS data in recurrent GBM and platinum-resistant ovarian cancer, this trial, which evaluated VB-111 as monotherapy, reinforces the potential of VB-111 and its unique mechanism of action, for multiple solid tumor indications. We are continuing to focus on completion of our clinical program, and potentially commercialization, of VB-111 for rGBM, and to advance our ovarian cancer clinical program. Based on the current data, we may expand our program to additional indications, such as thyroid cancer, either independently in the future, or earlier in collaboration with a strategic partner,” added Prof. Harats.

The open-label dose-escalating study enrolled patients with advanced, recently-progressive, differentiated thyroid cancer that is unresponsive to radioactive iodine, in two cohorts. The majority of patients had tumors which had failed on several therapeutic lines, including tyrosine kinase inhibitors, prior to enrollment. In the first cohort twelve patients received a single intravenous infusion of VB-111 at a low dose of 3X1012 viral particles (VPs). The second cohort included seventeen patients, who received VB-111 at a therapeutic dose of 1013 VPs every two months until disease progression. The company previously reported that 35% of patients in the therapeutic dose cohort (n=17) met the primary endpoint of 6-month progression-free survival using Response Evaluation Criteria in Solid Tumors (RECIST), compared to 25% of patients in the low dose cohort. PFS at 12 months was 25% in the VB-111 high dose cohort, versus 0% in the low dose cohort. Continued follow-up now indicates further survival benefit for the multiple-dose therapeutic cohort, with median OS of 761 versus 469 in the low-dose cohort (p=0.096). VB-111 was well-tolerated in this study, with no signs of clinically significant safety issues.

About Thyroid Cancer

Thyroid cancer occurs in the thyroid gland, a hormone-producing organ at the base of the neck that regulates heart rate, blood pressure, body temperature and weight. According to the National Cancer Institute, there are an estimated 535,000 people currently living with thyroid cancer in the United States, with an estimated 60,000 new cases each year and an estimated 1,850 annual deaths as a result of the disease. The type of treatment depends on the cancer cell type, tumor size and severity of the disease. First-line treatment is surgical removal of the thyroid gland, and is recommended for most patients. Treatment with radioactive iodine after surgery to destroy any remaining thyroid tissue may be recommended for more advanced disease. If radioactive iodine is ineffective, other treatments are prescribed, such tyrosine kinase inhibitors and systemic chemotherapy. However, if such treatments are unsuccessful, the therapeutic options for patients are currently very limited.

About VBL

Vascular Biogenics Ltd., operating as VBL Therapeutics, is a clinical stage biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for cancer. The Company’s lead oncology product candidate, ofranergene obadenovec (VB-111), is a first-in-class, targeted anti-cancer gene-therapy agent that is positioned to treat a wide range of solid tumors. It is conveniently administered as an IV infusion once every two months. It has been observed to be well-tolerated in >200 cancer patients and we have observed its efficacy signals in an “all comers” Phase 1 trial as well as in three tumor-specific Phase 2 studies. Ofranergene obadenovec is currently being studied in a Phase 3 pivotal trial for recurrent Glioblastoma, conducted under an FDA Special Protocol Assessment (SPA).

About Ofranergene Obadenovec (VB-111)

ofranergene obadenovec is a unique biologic agent that uses a dual mechanism to target solid tumors. Based on a non-integrating, non-replicating, Adeno 5 vector, ofranergene obadenovec utilizes VBL’s proprietary Vascular Targeting System (VTS™) to target the tumor vasculature for cancer therapy. Unlike anti-VEGF or TKIs, ofranergene obadenovec does not aim to block a specific pro-angiogenic pathway; instead, it uses an angiogenesis-specific sensor (VBL’s PPE-1-3x proprietary promoter) to specifically induce cell death in angiogenic endothelial cells in the tumor milieu. This mechanism retains activity regardless of baseline tumor mutations or the identity of the pro-angiogenic factors secreted by the tumor and shows efficacy even after failure of prior treatment with other anti-angiogenics. Moreover, ofranergene obadenovec induces specific anti-tumor immune response, which is accompanied by recruitment of CD8 T-cells and apoptosis of tumor cells.

Ofranergene obadenovec completed a Phase 2 study in rGBM, which showed a statistically significant improvement in overall survival in patients treated with ofranergene obadenovec through progression, compared to either patients treated with ofranergene obadenovec followed by bevacizumab alone, or to historical bevacizumab data. In a Phase 2 trial for recurrent platinum-resistant ovarian cancer, ofranergene obadenovec demonstrated a statistically significant increase in overall survival and 60% durable response rate (as measured by reduction in CA-125), approximately 2x the historical response with bevacizumab plus chemotherapy in ovarian cancer. In a Phase 2 study in recurrent, iodine-resistant differentiated thyroid cancer, ofranergene obadenovec met the primary endpoint and provided evidence of disease stabilization and a positive safety profile. Ofranergene obadenovec has received Fast Track Designation for recurrent glioblastoma in the U.S. and orphan drug status for glioblastoma in both the U.S. and EU.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. These forward-looking statements include, but are not limited to, statements regarding the clinical development of ofranergene obadenovec (VB-111) and its therapeutic potential and clinical results. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, and the risk that historical clinical trial results may not be predictive of future trial results. In particular, results from our pivotal Phase 3 clinical trial of ofranergene obadenovec (VB-111) in rGBM may not support approval of ofranergene obadenovec for marketing in the United States, notwithstanding the positive results seen in prior clinical experience. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the U.S. Securities and Exchange Commission, including in our annual report on Form 20-F for the year ended December 31, 2015. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. VBL Therapeutics undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

INVESTOR CONTACT:

Michael Rice

LifeSci Advisors, LLC

(646) 597-6979